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TCSI Corporation
1080 Marina Village Parkway
Alameda, California 94501
(510) 749-8500

November 19, 2002

Dear Stockholder:

        We are pleased to inform you that on November 12, 2002, TCSI Corporation, a Nevada corporation ("TCSI" or the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Rocket Software, Inc. ("Rocket"), a Delaware corporation, and Rocket Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Rocket (the "Purchaser"). The Merger Agreement provides for the acquisition of TCSI by Rocket through the Purchaser at a price of $0.52 per share of TCSI Common Stock, par value $0.10 per share ("Common Stock").

        Under the terms of the Merger Agreement, the Purchaser is commencing today a tender offer to purchase all outstanding shares of Common Stock at a price of $0.52 per share, net to tendering stockholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, Boston time, on December 18, 2002. Following the successful completion of the tender offer, TCSI will be merged with and into Purchaser, and all shares of Common Stock not purchased in the tender offer (other than shares of Common Stock held by Rocket, the Purchaser, their respective subsidiaries and, if applicable, dissenting stockholders) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

        The TCSI Board of Directors (the "Board") has unanimously approved the Merger Agreement and the transactions contemplated thereby, and has determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of the TCSI stockholders. Accordingly, the Board recommends that you accept the tender offer and tender your Common Stock to the Purchaser.

        In arriving at their recommendations, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Duff & Phelps LLC to the effect that the consideration to be received pursuant to the tender offer and the merger is fair to TCSI stockholders (other than Rocket, the Purchaser and their respective subsidiaries) from a financial point of view, as of the date of such opinion.

        Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

                      Very truly yours,
                      /s/                        KENNETH E. ELMER

                      Kenneth E. Elmer
                       President, Chief Executive Officer and
                      Chief Financial Officer

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TCSI Corporation 1080 Marina Village Parkway Alameda, California 94501 (510) 749-8500